September 9, 2008	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549
Re: VirnetX Holding Corporation (the “Company”)
Dear Ms. Jacobs,
Please find, as set forth below, our responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 23, 2008 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
Report of Independent Accountants, page F-3
1. We note that the audit report of Burr, Pilger and Mayer, LLP refers to auditing standards generally accepted in the United States. Tell us how your auditors considered the requirements of PCAOB Auditing Standards No. 1 to refer to the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing as necessary in response to this comment.
The Company respectfully notes the Staff’s comments and notes further that Burr Pilger & Mayer LLP (“BPM”) was the auditor for the Company’s wholly-owned subsidiary, VirnetX, Inc. BPM was originally engaged to perform and audit VirnetX, Inc.’s financial records in accordance with generally accepted auditing standards as established by the Audited Standards Board (United States).
BPM has considered the requirements of PCAOB Auditing Standards No. 1 and has performed procedures to update their audit report contained in the Form S-3/A filed by the Company on September 9, 2008 in connection with this response based upon both generally accepted auditing standards as established by the Auditing Standards Board (United States) and the auditing standards of the Public Company Accounting Oversight Board (United States). Therefore, in response to the Staff’s comments, the aforementioned Report of Independent Accountants on page F-3 of the Form S-3/A filed by the Company on September 9, 2008 in connection with this response has been revised in accordance with the Staff Letter.
Exhibit 23.1

September 9, 2008

2. We note that the consent of Farber Hass Hurley LLP makes reference to inclusion of their audit report for PASW dated March 28, 2007. Please revise to include a consent of Farber Hass Hurley LLP to the audit report that is included in the registration statement (i.e., March 31, 2008 report for VirnetX).
The Company notes the Staff’s comment and Exhibit 23.1 to the Company’s Form S-3/A has been revised accordingly.
Please let us know if you have any questions
Very truly yours,

/s/ Lowell D. Ness Lowell D. Ness
cc: Kendall Larsen, VirnetX Holding Corporation
/Enclosures/